UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For June 1, 2003 – August 15, 2003

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant’s name into English)

3650 Wesbrook Mall
Vancouver, British Columbia, V6S 2L2, CANADA
(Address of principal executive offices)

CIK # 0001036141
FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

Form 20-F ☒                                                             Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange act of 1934.]

Yes ☒                                                                     No ☐

FORM 6-K
TABLE OF CONTENTS

For June 1, 2003 – August 15, 2003

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99.1	Press Release – May 29, 2003 (Presentation of RSD1235 Phase II data at the Society For Academic Emergency Medicine)

Exhibit 99.2	Final Short Form Prospectus

Exhibit 99.3	Press Release – June 10, 2003 (Final Prospectus Qualification)

Exhibit 99.4	Material Change Report – Final Prospectus Qualification

Exhibit 99.5	Press Release – July 15, 2003 (Cardiome Director Resigns)

Exhibit 99.6	Press Release – July 17, 2003 (Cardiome Obtains Additional Oxypurinol Patent)

Exhibit 99.7	Material Change Report – Cardiome Obtains Additional Oxypurinol Patent

Exhibit 99.8	Press Release – July 30, 2003 (Cardiome Reports Second Quarter Results)

Exhibit 99.9	Interim Financial Statements for the Quarter Ended May 31, 2003

Exhibit 99.10	Confirmation of Mailing

Exhibit 99.11	Material Change Report – Cardiome Reports Second Quarter Results

Exhibit 99.12	Press Release – August 6, 2003 (Cardiome Reports Dosing of First Patient in Pivotal Phase III Atrial Arrhythmia Studies)

Exhibit 99.13	Material Change Report - Cardiome Reports Dosing of First Patient in Pivotal Phase III Atrial Arrhythmia Studies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date: August 22, 2003

/s/ Christina Yip
Christina Yip
Vice President, Finance and Administration